Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Docebo Inc. (the “Company”)

366 Adelaide Street West

Toronto, Ontario

M5V 1R7

Item 2.	Date of Material Change

August 11, 2020

Item 3.	News Release

Attached as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on August 11, 2020 through the newswire services of Cision and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On August 11, 2020, the Company announced that it and certain of its shareholders, namely Claudio Erba, Gresilent Holding Srl, Intercap Equity Inc., Intercap Financial Inc. (together with Intercap Equity Inc., “Intercap”) and Alessio Artuffo (collectively, the “Selling Shareholders”), had entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by Canaccord Genuity Corp., TD Securities Inc., Morgan Stanley Canada Limited and Goldman Sachs Canada Inc. to complete a new issue and secondary offering of an aggregate of 1,500,000 common shares of the Company (“Common Shares”) at a price of C$50.00 per Common Share, on a bought deal basis, for gross proceeds of C$25 million and C$50 million to the Company and the Selling Shareholders, respectively, for aggregate gross proceeds of C$75 million (the “Offering”).

Intercap also granted the Underwriters an over-allotment option to purchase up to an additional 225,000 Common Shares from Intercap for a period of 30 days after the closing of the Offering.

The net proceeds of the Offering will be used to strengthen the Company’s financial position and allow it to pursue its growth strategies, which include: expanding its customer base; supporting the growth of existing customers; expanding its solutions; and selectively pursuing acquisitions.

On August 17, 2020 the Company filed a preliminary short form prospectus in connection with the Offering.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached hereto.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business telephone number of the officer of the Company who can answer questions regarding this material change report is as follows:

Ian Kidson, Chief Financial Officer

Tel: (416) 456-5868

Item 9.	Date of Report

August 21, 2020

SCHEDULE “A”

(see attached)

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